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DeFi Technologies Announces Co-Investment with Pomp Investments into SOVRYN, a DeFi platform designed for the Bitcoin Network

TORONTO, April 14, 2021 (GLOBE NEWSWIRE) -- DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (NEO: DEFI, GR: RMJR, OTC: RDNAF) is pleased to announce that it has co-invested alongside Pomp Investments (Anthony Pompliano’s investment fund) into SOVRYN, one of the first implementations of decentralized finance technologies specifically designed for the Bitcoin network.

DeFi Technologies is focused on providing public market investors with access to the rapid growth in decentralized finance. This new model for financial services enables transactions between different parties to be processed through distributed ledger technology, or blockchain, rather than centralized through a traditional financial institution.

SOVRYN’s decentralized protocol extends the functionality of Bitcoin beyond permissionless, monetary sovereignty to include financial services such as trading, lending, liquidity insurance, and many other forms of trustless finance. In order for Bitcoin to reach its full potential, SOVRYN creates a decentralized financial operating system that, like Bitcoin, is borderless, censorship resistant, permissionless, and secured by the Bitcoin Network.

The SOVRYN protocol provides the infrastructure for a Bitcoin-native decentralized finance layer that is strongly integrated with Ethereum, Polkadot and other crypto-assets and chains. The protocol is already providing Bitcoin-class financial tools, with many more in development including:

•	Trading, lending and leveraged environments for Bitcoin;
•	EVM-Compatible Smart Contracts;
•	Everyday Payments; and
•	Privacy

“SOVRYN is an ambitious project with the goal of bringing decentralized finance to the world's premier decentralized monetary asset - Bitcoin. By partnering with Defi Technologies, we are taking an important step forward in achieving this goal. By leveraging their expertise and infrastructure we can bring financial sovereignty to an ever growing audience,” said Elan Nahari Core Contributor at SOVRYN.

“I’m excited to see DeFi Technologies investing in the SOVRYN round. As an advisor to both companies, it is apparent that both are leaders in their respective elements of the market. SOVRYN is building an unique decentralized approach on top of the bitcoin network and DeFi Technologies will be great partners for the SOVRYN team,” says Anthony Pompliano, founder of Pomp Investments and advisor to DeFi Technologies.

SOVRYN has recently finalized a financing round with participation from Greenfield One, Galaxy Digital, Monday Capital, Collider Ventures, Cadenza Ventures (Bitmex), AscendEX (BitMax), Gate.io, Blockware Solutions, a bitcoin mining company,
Anthony Pompliano, DeFi Technologies and Consolidated Trading

“We are excited to see the potential of DeFi applications come to fruition on the Bitcoin network. SOVRYN has assembled a world class team coming out of the RSK team and we are pleased to be participating with Anthony Pompliano & POMP Investments in this transaction. Once thought of solely as an Ethereum centric world, SOVRYN is now giving DeFi a truly global marketplace by extending the Bitcoin network to DeFi as a market,” said Wouter Witvoet, Chief Executive Officer of DeFi Technologies

About DeFi Technologies:

DeFi Technologies Inc. is a Canadian company that carries on business with the objective of enhancing shareholder value through building and managing assets in the decentralized finance sector. For more information, please visit our website at www.defi.tech.

About SOVRYN

SOVRYN is the decentralized Bitcoin trading and lending platform. https://sovryn.app/
For further information, please contact:

Investor Relations
Dave Gentry
RedChip Companies Inc.
1-800-RED-CHIP (733-2447)
407-491-4498
Dave@redchip.com

  Public Relations
  Veronica Welch VEW Media
ronnie@vewpr.com

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to DeFi Technologies’ investment into SOVRYN; the pursuit by DeFi Technologies of business opportunities; and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.